				Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended	Years Ended
	June 30,	December 31,
	2018	2017	2016	2015	2014
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$357,661	$430,337	$453,103	$332,954	$228,820
AFUDC - equity	(15,407)	(15,027)	(12,576)	(9,325)	(7,002)
AFUDC - debt	(12,297)	(10,826)	(9,304)	(7,575)	(5,611)
Total	$329,957	$404,484	$431,223	$316,054	$216,207
Fixed charges:
Interest expense (a)	$352,221	$354,802	$355,139	$356,696	$367,308
Other interest	15,407	15,027	12,576	9,325	7,002
Portion of rentals representative of the interest factor (b)	7,648	8,062	8,061	8,980	10,732
Total	$375,276	$377,891	$375,776	$375,001	$385,042
Earnings available for combined fixed charges	$705,233	$782,375	$806,999	$691,055	$601,249

Ratio of Earnings to Fixed Charges	1.88x	2.07x	2.15x	1.84x	1.56x

(a) Interest expense for the year ended December 31, 2017 has been restated from the previously reported $343.9M.
(b) Represents interest portion of rents estimated at 33 1/3 percent.